March 5, 2007

Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

RE:

Unbridled Energy Corporation

File No. 0-52400

Dear Ms. Parker:

In regards to your letter dated February 9, 2007 in response to Unbridled’s 20-F Registration Statement, I acknowledge on behalf of Unbridled that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Joseph H. Frantz Jr.__

Joseph H. Frantz Jr.

President and Chief Executive Officer

Unbridled Energy Corporation

CANADA

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

T 403 244 7808   F 403 244 7806

USA

2415 Bellwood Drive, Pittsburgh, PA  15237

T 412 512 6544   F 403 244 7806

info@unbridledenergy.com  www.unbridledenergy.com